

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2021

Tim Murphy
Chief Financial Officer
Repay Holdings Corp
3 West Paces Ferry Road
Suite 200
Atlanta, GA 30305

> **Re: Repay Holdings Corp**
> **Registration Statement on Form S-3**
> **Filed December 3, 2021**
> **File No. 333-261486**

Dear Mr. Murphy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennie Beysolow at 202-551-8108 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Heather M. Ducat